Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 22, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Small-Cap Sustainable Growth Fund)

CIK 0000034273

(File No. 333-165708)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on April 19, 2010, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (the “Trust”) on March 25, 2010, relating to the reorganization of Virtus Small-Cap Growth Fund, a series of the Trust, into Virtus Small-Cap Sustainable Growth Fund, another series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement and pro forma combining financial information. Revised pages of the foregoing documents are attached.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: Please provide an explanation of the basis for determining to have the surviving fund pay the costs of the merger.

Response: The N-14 has been amended to reflect that the acquired fund will share the costs of the merger with the investment adviser. The Board was presented with certain information from Fund Management which indicated that the advisory fee of the surviving fund is lower than the acquired fund and total expenses of the surviving fund, as a percentage of assets, would be lower than the current total operating expenses of Virtus Small-Cap Growth Fund, thus providing a savings to shareholders of Virtus Small-Cap Growth Fund. In addition, the investment adviser was also expected to incur savings due to economies of scale from increased assets.

Fund Management proposed, and the Board agreed, that based on the potential savings to Virtus Small-Cap Growth Fund’s shareholders and the investment adviser, the Fund and the investment adviser should incur the costs of the merger equally.

BOSTON NEW YORK WASHINGTON, DC

U.S. Securities and Exchange Commission

April 21, 2010

2.	Comment: On page 9 in the last paragraph, please clarify the investment practices of the surviving fund that explain the reason for selling a substantial portion of the assets of the merging fund.

Response: The paragraph has been revised as follows:

“Although Small-Cap Growth and Small-Cap Sustainable Growth have substantially identical investment objectives and substantially similar investment strategies, all or a substantial portion of the securities held by Small-Cap Growth may be sold after the Reorganization in order to comply with the investment practices of Small-Cap Sustainable Growth in connection with the Reorganization. Small-Cap Sustainable Growth’s subadviser intends to continue to focus the portfolio on a limited number of high quality securities, while Small Cap Growth holds a much greater number of portfolio securities. Small Cap Sustainable Growth is therefore expected to sell any securities held by Small-Cap Growth that fall outside of its limited holdings strategy. For any such sales, the transaction costs will be borne by Small-Cap Sustainable Growth. Such costs are ultimately borne by the Fund’s shareholders.”

3.	Comment: Please explain the reasons for keeping the smaller fund as the legal and accounting survivor consistent with the factors delineated in the North American Security Trust no-action letter.

Response: The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

The investment adviser for the Funds is identical. The subadviser for the surviving fund will be the current subadviser for the Small-Cap Sustainable Growth Fund. While the Funds’ investment objectives are substantially identical and the Funds’ investment policies and restrictions are substantially similar, the surviving fund will follow the investment policies and restrictions of the Small-Cap Sustainable Growth Fund. As to portfolio composition, the surviving fund will continue to be managed by Kayne Anderson Rudnick Investment Management, LLC, and it is the existing Small-Cap Sustainable Growth Fund and its limited number of portfolio holdings that most closely resembles the surviving fund following the merger. The surviving fund’s expense structure is identical to that of the Small-Cap Sustainable Growth Fund, while the expense ratios of the combined fund are expected to be slightly lower than those of both Funds. Furthermore, the performance of the Small-Cap Sustainable Growth Fund more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. Given these factors, we believe that the Small-Cap Sustainable Growth Fund is the appropriate surviving fund, its smaller asset size notwithstanding.

U.S. Securities and Exchange Commission

April 21, 2010

4.	Comment: Discuss the potential loss of capital loss carry forwards in the Summary section of the prospectus/proxy statement.

Response: The requested information has been added. Please see attached.

5.	Comment: In the Section titled “Information Concerning the Meeting and Voting Requirements”, discuss how the Fund determined that the costs of the reorganization were reasonable and that the surviving fund should bear the costs thereof.

Response: The requested information has been added. Please see attached.

6.	Comment: In the pro forma financial information, add a discussion of the sale of the target fund’s portfolio securities after the reorganization and the costs of such sales.

Response: The requested information has been added. Please see attached.

7.	Comment: In the pro forma financial information, disclose the capital loss carryforwards of both funds as of the end of the last fiscal year.

Response: The requested information has been added. Please see attached.

8.	Comment: Add Tandy disclosures.

Response: The requested language is set forth below.

The Fund acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

U.S. Securities and Exchange Commission

April 21, 2010

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Robert N. Hickey, Esq.

If the Reorganization qualifies as a tax-free reorganization and each of the Funds is a party to a reorganization, as described above, then, as a result, for federal income tax purposes, no gain or loss will be recognized by Small-Cap Growth or its shareholders as a result of receiving shares of Small-Cap Sustainable Growth in connection with the Reorganization. The holding period and aggregate tax basis of the shares of Small-Cap Sustainable Growth that are received by the shareholders of Small-Cap Growth will be the same as the holding period and aggregate tax basis of the shares of Small-Cap Growth previously held by such shareholders, provided that such shares of Small-Cap Growth are held as capital assets. In addition, no gain or loss will be recognized by Small-Cap Sustainable Growth upon the receipt of the assets of Small-Cap Growth in exchange for shares of Small-Cap Sustainable Growth and the assumption by Small-Cap Sustainable Growth of Small-Cap Growth’s liabilities, and the holding period and tax basis of the assets of Small-Cap Growth in the hands of Small-Cap Sustainable Growth as a result of the Reorganization will be the same as in the hands of Small-Cap Growth immediately prior to the Reorganization. Small-Cap Sustainable Growth’s utilization after the Reorganization of any pre-Reorganization losses realized by Small-Cap Sustainable Growth to offset income or gain realized by Small-Cap Growth could be subject to limitation.

RISKS

Are the risk factors for the Funds similar?

Yes. The risk factors are similar due to the substantially identical investment objectives and substantially similar investment policies of the Funds. The risks of Small-Cap Sustainable Growth are described in greater detail in that Fund’s Prospectus and Statement of Additional Information.

What are the primary risks of investing in each Fund?

An investment in each Fund is subject to certain risks. There is no assurance that investment performance of either Fund will be positive or that the Funds will meet their investment objectives. The following disclosure highlights the primary risks associated with investment in each of the Funds.

Each of the Funds is subject to Growth Stocks Risk, Market Volatility Risk and Small and Unseasoned Company Risk.

•

Growth Stocks Risk—The risk that the fund’s focus on growth investing will cause the fund to underperform when value investing is in favor. Because growth stocks typically make little or no dividend payments to shareholders, investment return is based on a stock’s capital appreciation, making return more dependent on market increases and decreases. Growth stocks are therefore more susceptible than non-growth stocks to market changes, tending to drop more sharply when markets fall. Growth-oriented funds typically underperform when value investing is in favor.

•	Market Volatility Risk—The risk that the value of the securities in which the fund invests may go up or down in response to the prospects of individual companies and/or general

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If you wish to participate in the Meeting, you may submit the proxy card included with this Prospectus/Proxy Statement, vote through the Internet or by telephone, or attend in person. Guidelines on voting by mail, by telephone, through the Internet or in person at the Meeting appear on the enclosed proxy card.

If the enclosed proxy card is properly executed and returned in time to be voted at the Meeting, the proxies named thereon will vote the interests represented by the proxy card in accordance with the instructions marked on the returned proxy card. Proxy cards that are properly executed and returned but are not marked with voting instructions will be voted FOR the Plan and FOR any other matters deemed appropriate.

Thirty three and one-third percent (33 1/3%) of the outstanding voting shares of Small-Cap Growth must be present in person or by proxy to constitute a quorum for the Meeting. Approval of the Plan will require approval of the shares as mandated under the 1940 Act, which is the lesser of: approval by 67% or more of the votes present at the meeting if the holders of more than 50% of the outstanding votes are present; or, approval by more than 50% of the outstanding voting securities.

The inspectors of election will treat abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name”, as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) of shares represented at the Meeting as present for purposes of determining a quorum. In addition, under the rules of the New York Stock Exchange, if a broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power. As a result, these shares also will be treated as broker non-votes for purposes of proposals that may “affect substantially” a shareholder’s rights or privileges (but will not be treated as broker non-votes for other proposals, including adjournment of the Meeting). Abstentions and broker non-votes will be treated as shares voted against the Plan.

In addition to the proxy solicitation by mail, representatives of the Trust may solicit proxies by mail, telephone, facsimile, Internet or personal contact. Computershare Fund Services, Inc. has been engaged to assist in the distribution and tabulation of proxies and to assist in the solicitation of proxies. The costs of solicitation and the expenses incurred in connection with preparing this Prospectus/Proxy Statement and its enclosures will be paid by Small-Cap Growth and the Adviser equally. The anticipated cost of this proxy solicitation is approximately $100,000, plus expenses. The Trustees of the Trust concluded the proposed cost of the Reorganization was reasonable, and the Reorganization was in the best interests of Small-Cap Growth and its shareholders. The Trustees determined that, based on the potential savings to Small-Cap Growth’s shareholders and the Adviser, it was appropriate for Small-Cap Growth and the Adviser to incur the expenses of the Reorganization.

If shareholders of Small-Cap Growth do not vote to approve the Plan, the Trustees of the Trust will consider other possible courses of action in the best interests of Small-Cap Growth and its shareholders. If sufficient votes to approve the Plan are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of voting instructions. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any adjournment will require an affirmative vote of a

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Pro Forma Financial Information for the Period Ending September 30, 2009

Combination of Virtus Small-Cap Growth into Virtus Small-Cap Sustainable Growth

(in thousands)

The unaudited pro forma information provided herein should be read in conjunction with the semi-annual report of Virtus Small-Cap Growth and Virtus Small-Cap Sustainable Growth dated September 30, 2009, which is on file with the SEC and are available at no charge.

The unaudited pro forma information set forth below for the period ended September 30, 2009 is intended to present ratios and supplemental data as if the Reorganization of Virtus Small-Cap Growth (the “Predecessor Fund”) into Virtus Small-Cap Sustainable Growth (the “Successor Fund”) had taken place on October 1, 2008. The Reorganization is intended to allow shareholders of the Predecessor Fund to own a fund that is similar in style and with a greater amount of combined assets after the Reorganization. The Predecessor Fund is sub-advised by Engemann Asset Management, Inc. The Successor Fund is sub-advised by Kayne Anderson Rudnick Investment Management, LLC.

The funds have the same investment advisor, distributor, administrator, transfer agent, and custodian. Each of such service providers has entered into an agreement with the Funds which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund except for the investment advisory agreements and shareholder services fees plans. The Predecessor Fund’s investment advisory fee is 1.00% on the first $50 million, 0.90% on the next $450 million, and 0.80% over $500 million (tiers not in thousands). The Successor Fund’s investment advisory fee is 0.90% on the first $400 million, 0.85% in excess of $400 million to $1 billion, and 0.80% in excess of $1 billion (tiers not in thousands).

Although the Funds have substantially identical investment objectives and substantially similar investment strategies, all or a substantial portion of the securities held by the Predecessor Fund may be sold after the Reorganization in order to comply with the investment practices of the Successor Fund in connection with the Reorganization. The Successor Fund’s subadviser intends to continue to focus the portfolio on a limited number of high quality securities, while the Predecessor Fund holds a much greater number of portfolio securities. The Successor Fund is therefore expected to sell any securities held by the Predecessor Fund that fall outside of its limited holdings strategy. For any such sales, the transaction costs will be borne by the Successor Fund. Such costs are ultimately borne by the Successor Fund’s shareholders.

As of September 30, 2009, the net assets of the Predecessor Fund were $60,678 and the Successor Fund was $5,555. The net assets of the combined fund as of September 30, 2009 would have been $66,183 (after accounting for $50 in Reorganization expenses). The amount of reduced shares was calculated based on the net assets, as of September 30, 2009, of the Predecessor Fund of $50,157, $6,014 for Class A and Class C, respectively, and the net asset value of the Successor Fund of $8.71 and $8.49 for Class A and Class C

respectively. Shares of the Successor Fund were increased by 3,659 for Class A and 430 for Class C in exchange for Class A and Class C shares, respectively of the Predecessor Fund. Class B shares of the Predecessor Fund are to be converted into Class A shares prior to the Reorganization.

On a pro forma basis for the twelve months ended September 30, 2009, the proposed Reorganization would result in a decrease of $50 in the investment advisory fees charged, a decrease of $158 in other operating expenses and a decrease of $100 in reimbursement by the investment adviser.

The Predecessor Fund’s gross annual operating expenses were 2.07% and 2.82% for Class A and Class C, respectively. The Successor Fund’s gross annual operating expenses were 2.15% and 2.90% for Class A and Class C, respectively. As a result of the Reorganization, the Successor Fund’s expenses are expected to be reduced to 1.82% and 2.57% for the Class A and Class C shares, respectively, on a pro forma basis. The adviser has voluntarily agreed to limit the total operating expenses (excluding interest, taxes, acquired fund fees and expenses, and extraordinary expenses) of the Successor Fund after the Reorganization for Class A and Class C shares to 1.65% and 2.40% respectively. The Adviser may discontinue these reimbursement arrangements at any time.

The costs of the Reorganization, including the costs of the Meeting, the proxy solicitation or any adjourned session, are estimated to be $100, and will be paid by the Successor fund and the Adviser equally.

No significant accounting policies will change as a result of the proposed Reorganization, specifically, policies regarding valuation and Subchapter M compliance. The accounting survivor in the proposed Reorganization will be the Successor Fund.

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, the Funds will receive an opinion from the law firm of McDermott Will & Emery LLP to the effect that, for federal income tax purposes and based upon certain facts, assumptions, and representations, the Reorganization contemplated by the Plan more likely than not will qualify as a tax-free reorganization described in section 368(a) of the Code, and that each Fund more likely than not will be “a party to a reorganization,” within the meaning of section 368(b) of the Code. As of March 31, 2009, the Predecessor Fund held capital loss carryforwards of $77,895, and the Successor Fund held capital loss carryforwards of $1,555. The Successor Fund’s utilization after the Reorganization of any pre-Reorganization losses realized by the Successor Fund to offset income or gain realized by the Predecessor Fund could be subject to limitation.